United States securities and exchange commission logo





                              October 13, 2023

       Eric Siliang Tan
       Chief Executive Officer
       Qutoutiao Inc.
       Building No. 2 , Shanghai Pudong Software Park
       519 Yi De Road, Pudong New Area
       Shanghai 200124
       People   s Republic of China

                                                        Re: Qutoutiao Inc.
                                                            Form 20-F for the
Fiscal Year December 31, 2022
                                                            File No. 001-38644

       Dear Eric Siliang Tan:

              We have reviewed your August 25, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

   1.                                                   As indicated in your
response to prior comment 3, Item 16I(b) of Form 20-F states:    Also,
                                                        any such identified
foreign issuer that uses a variable-interest entity or any similar structure [emphasis
added] that results in additional foreign entities being consolidated in the financial
statements of the registrant is required to provide the below disclosures for itself and its
consolidated foreign operating entity or entities.    Additionally, page 15 of
                                                        our Release No.
34-93701,    Holding Foreign Companies Accountable Act Disclosure,
                                                        clarifies that a
registrant should    look through a VIE or any structure [emphasis added]
                                                        that results in
additional foreign entities being consolidated in the financial statements of the registrant and
provide the required disclosures about any consolidated operating company or companies in
the relevant jurisdiction.    As previously requested, please
 Eric Siliang Tan
Qutoutiao Inc.
October 13, 2023
Page 2
      provide us with the information required by Items 16I(b)(2) through
(b)(5) for all of your
      consolidated foreign operating entities in your supplemental response.
       Please contact Austin Pattan at 202-551-6756 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameEric Siliang Tan
                                                           Division of
Corporation Finance
Comapany NameQutoutiao Inc.
                                                           Disclosure Review
Program
October 13, 2023 Page 2
cc:       Yi Gao
FirstName LastName